SE[...] [...]OMMISSION
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04017568

[...] REPORT

FORM X-17A-5
PART III

RECEIVED FEB 27 2004 MAIL PROCESSING SECTION WASH. D.C.

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SEC FILE NUMBER
8- 29011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HANOVER INVESTMENT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1519 HIGHWAY 22 WEST, SUITE 8
(No. and Street)

MADISONVILLE (City) LOUISIANA (State) 70447 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

B.J. WELLMEYER, JR (504) 888-5190
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JAMES F. PITTMAN, JR., CPA
(Name – *if individual, state last, first, middle name*)

2821 KINGMAN STREET, (Address) METAIRIE, (City) LOUISIANA (State) 70001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, B.J. WELLMEYER, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HANOVER INVESTMENT SECURITIES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

W. K. PORTER
Notary Public
MY COMMISSION IS FOR LIFE

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANOVER INVESTMENT SECURITIES, INC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

AND

INDEPENDENT AUDITOR'S REPORT

HANOVER INVESTMENT SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

CONTENTS

JAMES F. PITTMAN, JR. C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
A PROFESSIONAL CORPORATION

JAMES F. PITTMAN, JR. C.P.A.

2821 Kingman
SUITE C
Metairie, LA 70006
Phone: (504) 885-1313

To the Stockholders and
Board of Directors
Hanover Investment Securities, Inc.

I have audited the accompanying statement of financial condition of Hanover Investment Securities, Inc. as of December 31, 20003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement . An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanover Investment Securities, Inc. as of December 31, 2003, and the results conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis an is not a required part of the basic financial statements, but is supplementary information. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

Metairie, Louisiana
February 20, 2004

HANOVER INVESTMENT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

EXHIBIT A

ASSETS

CURRENT ASSETS

Cash in Bank	$ 3,632		
Concessions Receivable	4,667		
Deposit with clearing organization	6,003		
Prepaid expenses (Note A5)	307		
TOTAL ASSETS		$ 14,609	
TOTAL ASSETS			$ 14,609

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Commissions Payable	$ 3,967		
TOTAL LIABILITIES		$ 3,967	

STOCKHOLDERS' EQUITY

Common stock, par value $ 1 per share; Authorized, issued and outstanding 30,000 shares	$ 30,000		
Nonvoting common stock, per value $ 5 Per share' authorized, 15,000 shares Issued and outstanding, 12,100	60,500		
Accumulated Deficit	(79,858)		
Total Stockholders' Equity		10,642	
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$ 14,609

See Accountant's Report and Accompanying Notes.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

EXHIBIT B

REVENUES	AMOUNT	RATIO
Commissions earned (note A1)	$ 56,361	99.9%
Interest Income	33	0.1%
	$ 56,394	100.0%
EXPENSES		
Bank charges	$ 262	0.5
Commissions paid	56903	100.9
Insurance	519	0.9
NASD registration fees	1290	2.3
Tax and license	2275	4
	45	0.1
	61294	108.7
Net Loss	$ (4,900)	(8.7%)
Loss per common share (Note C)	($0.1164)	

See Accountant's Report and Accompanying Notes

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY EXHIBIT C
YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	
Balances at 1/1/03	$	90,500.00	0	$	(74,958.00)
Net Loss for the year		-	0		(4,900.00)
Balances at 12/31/03	$	90,500.00	0	$	(79,858.00)

See Accountant's Report and Accompanying Notes

HANOVER INVESTMENT SECURITIES, INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION
YEAR ENDED DECEMBER 31, 2003

EXHIBIT D

SOURCES OF WORKING CAPITAL:		
Net loss from Operations	$	(4,900)
Add back expense not requiring an outlay		-
Of working capital depreciation		-
Net Increase (Decrease) in Working Capital	$	(4,900)
Increase (Decrease) in Working Capital		
Cash	$	(5,109)
Concessions Receivable		1,393
Prepaid Expenses		-
		(3,716)
(Increase)Decrease in Current Liabilities:		
Commissions Payable		1,184
Net Increase (Decrease) in Working Capital	$	(4,900)

See Accountant's Report and Accompanying Notes

HANOVER INVESTMENT SECURITIES, INC.
STATEMENT OF CASH FLOW
YEAR ENDED DECEMBER 31, 2003

EXHIBIT E

Increase in Cash and Cash Equivalents		
Cash Flows from Operating Activities:		
Cash Received from Customer	$ 56,394	
Cash paid to Suppliers & Agents	(61,503)	
		$ (5,109)
Net Cash Provided by Operating Activities		(5,109)
Net decrease in cash and cash equivalents		
Cash and cash equivalents at beginning of period		14,744
Cash and cash equivalents at end of period		$ 9,635
Reconciliation of Net Profit to Net Cash Provided by Operating Activities:		
Net Loss		$ (4,900)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Increase in Concession Receivable	$ (1,393)	
Increase in Prepaid Expenses	-	
Increase in Commissions Payable	1,184	
Total adjustments		$ (209)
Net Cash Provided by Operating Activities		$ (5,109)

See Accountant's Report and Accompanying Notes

HANOVER INVESTMENT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

NOTE A - SUMMARY OF ACCOUNTING PROCEDURES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying statements follows:

1. Description of business

The company, acting in an agency capacity, buys and sells securities and other investments for its customers and receives a commission. Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Other customers' investments are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

2. Organization

The company was incorporated in Missouri on March 1, 1983 under the name of J. Penner and Company, Inc. On October 19, 1984. A Certificate of Amendment to the corporation was issued by the Secretary of State of Missouri amending the name of the Corporation to Hanover Investment Securities, Inc. Accordingly, on November 14, 1984, new stock was issued under the new name to the parties holding the stock at the date of the name change.

3. Depreciation

Fixed assets were all fully depreciated and no longer in use.

4. Concessions Receivable

Balance due at December 31, 2003. $ 4,667

5. Prepaid Expenses

Consists of the following: Insurance $ 307

NOTE B - NET OPERATING LOSS CARRY-FORWARDS

The company has available at December 31, 2003 unused operating loss carry-forwards, which may be applied against future taxable income, that expire as follows:

	Amount of Unused Operating Loss Carry-Forwards	Expiration During Year ended December 31
1989	$ 14,008	2004
1990	16,322	2005
1991	19,916	2006
1992	1,921	2007
1993	15,476	2008
1996	1,415	2011
1997	1,362	2012
1998	4,868	2013
2001	5,769	2016
2003	4,900	2018
	$ 85,957	

NOTE C - EARNINGS PER SHARE

Earnings per share of common stock was computed by dividing net income by the weighted average number of common shares outstanding for the year (42,100)

NOTE D - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated liabilities at January 1, 2003	$ --
Increase	--
Decrease	--
Subordinated liabilities at December 31, 2003	$ – 0

SUPPLEMENTAL INFORMATION

Board of Directors
Hanover Investments Securities, Inc.

In planning and performing my audit of the financial statements of Hanover Investment Securities, Inc. for the year ended December 31, 2003, I considered its internal control structure including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Hanover Investment Securities, Inc. that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. The company was in compliance with the conditions of the exemption and no facts came to my attention indicating that such conditions had not been complied with during the period. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, certifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security account for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility for are safeguarded against loss from unauthorized use or management authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principle. Rule 17a-5(g) lists generally accepted accounting principles. Rule 17a–5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities my occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they my become inadequate because of changes in conditions or that the effectiveness of their design and operation my deteriorate.

My consideration to the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a

relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited my occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structures, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are consedered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1935 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Metairie, Louisiana
February 20, 2004

SCHEDULE I
HANOVER INVESTMENT SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15a-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Net Capital Required	$	5,000
NET CAPITAL		
Total stockholders' equity	$	10,642
Deductions and/or charges		
Non-allowable assets		
Prepaid expenses	$	(307)
NET CAPITAL	$	10,335
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Commission payable	$	3,967
Total aggregate indebtedness	$	3,967
Ratio: Aggregate indebtedness to Net Capital		38.40%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in part ii of form X-17A-5 as December 31, 2003)		
Net Capital, as reported in Company's Part II (Unaudited) FOCUS report	$	10,335
Net audit adjustments		-
NET CAPITAL	$	10,335